DLA Piper LLP (US)

51 John F. Kennedy Parkway, Suite 120

Short Hills, NJ 07078-2704

www.dlapiper.com

Andrew P. Gilbert

andrew.gilbert@dlapiper.com

T   973.520.2553

F   973.520.2573

Partners Responsible for Short Hills Office:

Andrew P. Gilbert

Michael E. Helmer

April 9, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Judiciary Plaza

Washington, D.C. 20549

Attention:   Russell Mancuso

Re:                             Liquidia Technologies, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted March 15, 2018

CIK No. 0001330436

Dear Mr. Mancuso:

This letter is submitted on behalf of Liquidia Technologies, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1, submitted on March 15, 2018, to the  Draft Registration Statement on Form S-1 confidentially submitted on February 5, 2018 (the “Draft Registration Statement”), as set forth in your letter dated April 4, 2018 addressed to Neal F. Fowler, Chief Executive Officer of the Company (the “Comment Letter”).

The Company is concurrently confidentially submitting Amendment No. 3 to the Draft Registration Statement (“DRS Amendment No. 3”), which includes changes that reflect responses to the Staff’s comments.

The responses provided herein are based upon information provided to DLA Piper LLP (US) by the Company.  For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter.  Unless otherwise indicated, page references in the Company’s responses refer to DRS Amendment No. 3.  All capitalized terms used and not otherwise defined herein shall have the meanings set forth in DRS Amendment No. 3.

Other Income (Expense), page 73

1.                                      During the year ended December 31, 2017, you recorded fair value adjustments for your derivatives and warrants of $9.9 million and $2.0 million, respectively.  Please revise your discussion to describe the significant factors that led to the decrease in the fair value of your derivatives and warrants.

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on page 73 of DRS Amendment No. 3 as requested.

Stock-Based Compensation, page 78

2.                                      Your response to comment 9 addresses your disclosure regarding your board of director’s valuation conclusions.  However, comment 9 addresses your disclosure of the third- party’s conclusions on page 79.  Please file the consent of the third party to whom you attribute those disclosed valuations and the consent of the third party to whom you attribute the price in the first paragraph on page F-8.  For guidance, see the Division of Corporation Finance’s Securities Act Rules Compliance and Disclosure Interpretations Question 233.02 available on the Commission’s website.

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on pages 79 and F-8 of DRS Amendment No. 3 and has filed the consent of CapVal-American Business Appraisers, LLC as Exhibit 23.4 to DRS Amendment No. 3.

Contractual Obligations, page 84

3.                                      We note your response to prior comment 10. It is unclear why the contracts can be excluded from the table given Item 303(a)(5)(ii)(D) of Regulation S-K. Please advise or revise.

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on page 84 of DRS Amendment No. 3 as requested.

Business, page 86

4.                                      We note your response to prior comment 12. Please reconcile your disclosure in this section and on page 2 that you believe the LIQ861 particle reduces deposition in the upper airway with your response that the particle may reduce deposition in the upper airway.

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on pages 2 and 86 of DRS Amendment No. 3 as requested.

Other 2018 Option Grants, page 134

5.                                      In an appropriate section of your prospectus, please address the stock options granted to officers on March 7, 2018 mentioned on page II-4.

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on page 142 of DRS Amendment No. 3 as requested.

Certain Relationships and Related Party Transactions, page 152

6.                                      We note your response to prior comment 17. Please disclose the total potential proceeds from the Envisia sale that related parties could receive. Include the total number of Aerie securities.

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on page 155 of DRS Amendment No. 3 as requested.

*  *  *

[Signature page immediately follows.]

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (973) 520-2553.

Sincerely,

DLA Piper LLP (US)

/s/ Andrew P. Gilbert
Andrew P. Gilbert
Partner

Enclosures

cc:                                Neal F. Fowler, Liquidia Technologies, Inc.

David C. Schwartz, Esq., DLA Piper LLP (US)